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VIA EDGAR AND ELECTRONIC MAIL

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Life Sciences
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Alan Campbell Joshua Gorsky

Mary Mast

Sasha Parikh

Re:	ODDITY Tech Ltd. Amendment No. 6 to Draft Registration Statement on Form F-1

Submitted May 1, 2023

CIK No. 0001907085

Ladies and Gentlemen:

On behalf of our client, ODDITY Tech Ltd. (the “Company”), we are submitting this letter in response to the comments received from the staff of the Securities and Exchange Commission (the “Staff”) by letter, dated May 16, 2023 (the “Comment Letter”), regarding the Company’s Amendment No. 6 to Draft Registration Statement on Form F-1, as submitted to the Staff on May 1, 2023.

Concurrently with this letter, the Company is confidentially submitting Amendment No. 7 to the Company’s Draft Registration Statement on Form F-1 (“Amendment No. 7”), which has been revised to reflect the Company’s responses to the Comment Letter, as well as certain other changes.

For ease of review, we have set forth below each of the numbered comments of the Comment Letter in bold type, followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 7 and all references to page numbers in such responses are to page numbers in Amendment No. 7.

May 22, 2023

Prospectus Summary

Who We Are, page 1

1.	We note your response to prior comment 2 and re-issue in part. Please revise the Prospectus Summary, where appropriate, to disclose SpoiledChild's revenues for the year ended December 31, 2022.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 6, 88, 109, and 120 of Amendment No. 7.

2.	Your disclosure on page 119 indicates that the acquisition of Revela has not yet closed. However, disclosure throughout the prospectus appears to assume that the acquisition has closed. For example, we note your statement on page 7 that you are incorporating Revela's molecules into your current and future brands and your disclosure on page 119 identifies Revela's products ProCelinyl and Fibroquin as owned by ODDITY LABS. Please tell us why it is appropriate for you to prominently discuss Revela's business and its integration with your business, including the establishment of ODDITY LABS, if the acquisition has not been consummated. To the extent the acquisition has closed, please revise the prospectus, where appropriate, to describe the material terms of the acquisition and file the definitive agreement as an exhibit to your registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the acquisition of Revela closed on May 12, 2023. Accordingly, the Company has revised the disclosure on pages 119 of Amendment No. 7 and will file the definitive agreement as Exhibit 10.10.

3.	We note your disclosure on page 1 that you “established ODDITY LABS to bring artificial intelligence-based molecule discovery for the development of science-backed, highly efficacious beauty and wellness products.” Please revise this disclosure here and elsewhere to clarify, if true, that the products you currently offer are not drugs, biological products, or devices that have been determined by the FDA or similar foreign regulators to be “efficacious” in treating diseases or other conditions. In this regard, please explain to us why it is appropriate for you to use the terms “efficacious” and “safe” to describe Revela's molecules and revise your disclosure to describe what is meant by the term “efficacious.”

Please also revise your prospectus, where appropriate, to describe the science that was performed, and the clinical trials that were conducted , to develop Revela’s molecules.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 7, 107, 109, 119, 120 of Amendment No. 7.

4.	We note your references here and throughout to Revela's “extensive multi-category pipeline of novel molecules.” Please revise the prospectus, where appropriate, to describe these molecules and the categories they address.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 7, 119 and 120 of Amendment No. 7.

May 22, 2023

Capitalization, page 80

5.	Please revise to include indebtedness, such as your loans and digital security liability, as part of your capitalization table.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 80 of Amendment No. 7.

Management’s Discussion and Analysis

Driving Customer Acquisition, Retention, and Repeat Purchases, page 85

6.	Refer to the prior comment number 4 and your response relating to the presentation of net revenue repeat purchase rate, average order value, order billings from paid and unpaid sources, and number of active customers. You state that you do not believe the measures constitute material information necessary for an understanding or evaluation of the Company's financial condition, changes in financial condition and results of operations and you would not identify these measures as key performance indicators as described in SEC Release No. 33-10751. You also state that you do not currently intend to regularly disclose net revenue repeat purchase rate, average order value, order billings from unpaid sources and paid sources, or number of active customers in future periodic filings. However, you continue to include the disclosures prominently in the filing. Please address the following:

•	Based on the disclosure in the filing, it appears the measures represent metrics for which the metric guidance would be applicable. In this regard, we note that the net revenue repeat purchase rate is disclosed throughout the filing, including on page 4, which appears to emphasize the measure is a metric. In addition, the presentation of charts for order billings from paid and unpaid sources appears to provide emphasis on the measure. Please revise the filing to include the disclosures requested, including a clear definition of each measure, the reason the measure is useful to investors, how management uses the measure, and whether or not there are any estimates or assumptions underlying the measure.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 85 and 115 of Amendment No. 7. Further, the Company respectfully advises the Staff that average order value and order billings from paid and unpaid sources are no longer presented in the disclosure and there are no estimates or assumptions underlying the Company's number of active customers or net revenue repeat purchase rate.

•	Tell us how “net revenue” in “net revenue repeat purchase rate” is calculated and if not consistent with GAAP, consider revising the nomenclature.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that “net revenue” in “net revenue repeat purchase rate” is calculated in a manner consistent with GAAP and as used elsewhere in the Company’s financial statements.

•	Clarify the difference between average order value and average order billings. If the terms are synonymous, revise the terms to be consistent throughout.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 110 of Amendment No. 7.

May 22, 2023

Result of Operations

Comparison of Years Ended December 31, 2022 and 2021, page 88

7.	In order to provide a better understanding of your operations, please quantify each factor noted related to the change in Revenues and Selling, General and Administrative Expenses line items from the prior year. For example, you state that the increase in net revenue is primarily due to increased orders from new customers, increased orders from repeat customers, contribution from new brand and product categories. Please quantify each of these factors in revised disclosure.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 89 of Amendment No. 7 to quantify the primary drivers underlying the increase in net revenue in 2022 as compared to 2021. The Company respectfully advises the Staff that an increase in orders was the primary component of this increase, along with the introduction of new products through its launch of SpoiledChild. Further, while the Company seeks to increase orders through the acquisition of new customers and retention of existing customers, it does not actively track or view the mix of net revenue from these sources as necessary for an understanding of the Company’s business as a whole.

Non-GAAP Financial Measures, page 90

8.	We note your presentation of non-GAAP measures includes adjustments to remove one- time bonuses, founder’ incentive plan and new brand launch related costs. Please clarify for us the nature of these costs and tell us how you considered the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretation.

Response: The Company respectfully acknowledges the Staff's comment and advises the Staff that it has considered the guidance in Question 100.01 of the Staff’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures, as well as Rule 100(b) of Regulation G to which it relates, in its presentation of Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income (collectively, the “Non-GAAP Measures”). The Company believes that the current methodology in calculating the Non-GAAP Measures appropriately eliminates certain items that do not reflect its ongoing operations and provides meaningful information to investors in order to evaluate period-over-period comparisons and the Company’s underlying operational performance. The Company does not believe that the adjustment for these items is misleading or is inappropriately adjusting for normal, recurring, cash operating expenses that are necessary to operate the Company’s business. Further, the Company believes that the level of detail included in the footnotes to the the Non-GAAP Measures reconciliation table, which currently reflects additional disclosure added in consideration of the Staff’s comments, alleviates any concern that the adjustments could be considered misleading.

For the year ended December 31, 2022, the Company excluded from the Non-GAAP Measures $12.6 million of bonuses paid to its founders under its founders’ incentive plan, which is described on page 150 of Amendment No. 7 under the section titled “Management—Incentive Plans with Respect to SpoiledChild” (the “Incentive Plan”). The Incentive Plan was provided to the Company’s founders in October 2020 solely in connection with the launch of the SpoiledChild brand. The Company has not previously offered incentives of this nature to its founders and it does not intend to offer similar incentives to its founders or other executives on a go-forward basis. As such, the Company believes the up to $30.0 million in bonuses that may be paid under the Incentive Plan do not constitute normal, recurring, cash operating expenses necessary to operate its business. In addition, management believes excluding these items from the Non-GAAP Measures gives a more accurate picture of the Company’s underlying financial performance and enhances the ability to compare performance across financial periods.

May 22, 2023

For the year ended December 31, 2022, the Company excluded $7.3 million of new brand launch costs from the Non-GAAP Measures calculation. These expenses were comprised of costs incurred with respect to the launch of the Company’s new brand, SpoiledChild, in early 2022. The launch of SpoiledChild was a significant strategic initiative for the Company’s long-term-growth and is infrequent in its nature. This is the first and only new brand the Company has launched since founding Il Makiage. Due to the infrequency of this event and the magnitude of its associated costs, the Company believes that excluding these expenses from the Non-GAAP Measures better enables management and investors to evaluate the Company’s core business performance and to compare costs on a normalized, run-rate basis. The Company further advises the Staff that management excludes these new brand launch costs when evaluating the Company’s historical performance and making operating decisions.

One-time bonuses which were excluded from the Non-GAAP Measures are primarily comprised of employee recruitment costs in connection with the build out of the executive team in preparation for initial public offering, incentive plan restructuring to certain executives prior to the initial public offering, and one-time bonuses paid to certain executives solely in connection with the development and launch of the SpoiledChild brand. As those payments are not related to the core operating performance of the Company and represent one-time compensation paid to a limited number of executives in connection with extraordinary events, the Company has determined that these bonuses are not normal recurring expenditures because these costs are specific in nature, non-recurring, and not necessary for the operation of the Company’s core business.

In accordance with Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, the Company believes it is appropriate to exclude the above-mentioned expenses as they do not represent normal, recurring, operating expenses necessary to operate its business. Further, the Company believes that adjusting for each of the items described above is both meaningful and appropriate, allowing prospective investors, stockholders and equity research analysts to consistently evaluate the performance of the Company’s business and cost structure across financial periods, thereby enhancing their understanding of the Company’s core operating performance and providing transparency into the measures used by management to evaluate the Company’s operating performance. As noted above, the additional disclosure added with respect to each of these items alleviates concerns that the adjustments could be considered misleading.

Founder’s Letter

ODDITY LABS is Bringing Pharma-Grade AI-Based Molecule Discovery to Beauty and

Wellness, page 106

9.	We note your disclosure on page 106 regarding ODDITY LABS and your focus on “science-backed product development.” Please revise this disclosure to clarify whether you anticipate obtaining FDA approval for the products developed through ODDITY LABS. If not, please remove your references to “Pharma-Grade . . . Molecule Discovery” and explain what is meant by “science-backed product development.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages (ii) and 107 of Amendment No. 7.

May 22, 2023

10.	Please provide the basis for the statement that ODDITY LABS will redefine product efficacy. In your revisions, please explain what is meant by product efficacy and how the launch of ODDITY LABS will redefine it. To the extent this statement is based on management’s belief, please so state.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 107 of Amendment No. 7.

11.	Please revise to explain why the combination of your consumer platform with Revela is a “game changer.” To the extent this statement is based on management’s belief, please so state.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 107 of Amendment No. 7.

12.	Please revise to provide the basis for your statements that (i) legacy businesses have underinvested in science, (ii) ingredient innovation has fallen behind the curve, (iii) consumers are suffering and (iv) your competitors are “doing more of the same for decades.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 107 of Amendment No. 7.

Business

Launching ODDITY LABS to Build the Future of Product Development, page 119

13.	We note your disclosure that “Procelinyl's powerful efficacy has been validated in clinical studies.” Please revise to clarify whether this product has been approved by the FDA. To the extent this product has not been approved by the FDA, please tell us why this language is appropriate. Additionally, please revise your disclosure to provide further details regarding the clinical studies and consumer studies referenced in this section, including the studies in which formulations with ProCelinyl outperformed market-leading competitors and the clinical study related to Fibroquin.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 120 of Amendment No. 7.

Notes to the Consolidated Financial Statements

Note 2: Significant Accounting Policies

g. Digital Securities, page F-9

14.	Please revise to separately classify the Digital security liability on the face of the financial statements. In addition, please tell us why presentation as a long-term liability at December 31, 2022 is appropriate considering the securities will convert into Class A ordinary shares upon your pending initial public offering. Please disclose in Note 16 the number of securities issued and the issuance price per security.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-4 and F-30, and F-31 of Amendment No. 7. The Company respectfully advises the Staff that ASC 210 defines “current liabilities” as obligations whose liquidation is reasonably expected to require the use of existing resources properly classifiable as current assets, or the creation of other current liabilities. In that regard, the Company noted that the settlement of the digital securities is within the Company's control and that the settlement of the digital securities in an IPO event will require the Company to settle the digital securities by issuing nonredeemable equity shares, which are not an existing resource properly classifiable as current assets, or the creation of other current liabilities. Thus, the Company concluded that the digital securities do not meet the definition of “current liabilities.”

* * *

May 22, 2023

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1320 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc Jaffe

Marc Jaffe
of LATHAM & WATKINS LLP

cc:	(via email)

Oran Holtzman, Chief Executive Officer, ODDITY Tech Ltd.

Lindsay Drucker Mann, Chief Financial Officer, ODDITY Tech Ltd.

Jonathan Truppman, Esq., Chief Legal Officer, ODDITY Tech Ltd.

Ian Schuman, Esq., Latham & Watkins LLP

Alison Haggerty, Esq., Latham & Watkins LLP

Michael Kaplan, Esq., Davis Polk & Wardwell LLP

Roshni Banker Cariello, Esq., Davis Polk & Wardwell LLP